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                                                                    EXHIBIT 99.1

REPORT TO SHAREHOLDERS
1ST QUARTER 2001
(U.S. DOLLARS)

International Uranium Corporation (the "Company") had a net loss of $709,424, for the first three months of fiscal year 2001, or about $0.01 per share. This compares with a net loss of $237,485, or less than $0.01 per share, for the first quarter of last year. This difference is largely due to the fact that the Company's White Mesa Mill was on standby during this last quarter, and did not generate income from the processing of alternate feed materials. The Company continues to have a strong cash position of $12,511,335, as of December 31, 2000.

Operational highlights include the receipt of uranium-bearing material excavated from the Linde site, located in Tonawanda, New York. This is the Company's third FUSRAP (Formerly Utilized Sites Remedial Action Program) contract with IT Corporation, the U.S. Army Corp. of Engineers contractor, and is expected to generate over 70,000 tons of material. Linde material began arriving at the White Mesa Mill near the end of the last fiscal year. In addition to material from Linde, the Mill continues to receive material from the Ashland 1 project. This project was originally estimated at 100,000 tons of material, but based on current estimates, the Ashland 1 project will generate over 150,000 tons of uranium-bearing material, which will ultimately be recycled through the Mill for the recovery of uranium. In addition to these two FUSRAP contracts, the Company continued to receive materials delivered under contract with a private sector nuclear fuel cycle company.

During the quarter, the Company received approval from the U.S. Nuclear Regulatory Commission for two new license amendments for alternate feeds. A third license amendment is currently in the review stage. When this license amendment is approved the Company will have applied for and successfully received thirteen amendments, to date, for the processing of uranium-bearing materials. The Company continues to aggressively pursue other alternate feed opportunities.

The Mill's processing operations continued in a standby mode during this quarter. Mill personnel continued to receive alternate feed materials and to perform routine maintenance in preparation for the next alternate feed run. Metallurgical test programs for potential alternate feed projects were also performed in support of the Company's alternate feed program. Based on current projections, processing of the material is scheduled to begin in the third quarter official 2001, once sufficient material has been stockpiled at the Mill and pending the receipt and timing of additional contracts.

The Company continued to evaluate offers for the sale of its U.S. based uranium mining assets, and is continuing to discuss with interested parties potential participation in its Mongolian Joint Venture. These efforts were hampered by the continued weakness in the uranium market. Uranium spot market prices continued downward, decreasing from $7.45 per pound U3O8 at the beginning of the fiscal year, to $7.10 per pound at the end of the quarter. Prices have declined significantly from the end of the first quarter of fiscal 2000 where they were $9.60 per pound U3O8. Spot market volume during the quarter was approximately 4 million pounds of U3O8 equivalent, which was only 60 percent of the volume for the same period last year.

The Company sold approximately 23,000 pounds of V2O5 as vanadium pregnant liquor
(VPL). This material was priced slightly above the market price for V2O5, which decreased $0.25 during the quarter, beginning the quarter at $1.70 per pound V2O5 and ending the quarter at $1.45 per pound V2O5. The Company holds approximately 424,000 pounds of vanadium inventory, as blackflake,


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that it intends to sell as vanadium prices strengthen. The Company also holds approximately 144,000 pounds of vanadium as VPL.

FINANCIAL REVIEW

Revenues for the first quarter of fiscal 2001 were $323,790, a decrease of $3,301,861 or 91%, as compared to $3,625,651 for the first quarter of fiscal 2000. Revenues consist of uranium sales, vanadium sales and process milling fees. As a result of the Company's decision to sell, in fiscal 2000, its remaining long-term uranium sales contracts and uranium inventory there is no uranium revenue during the current quarter. For the first quarter of fiscal 2000, uranium sales contributed $3,267,600 or 90% of the total revenues for that period. Revenue from the sale of vanadium was $47,533 during the quarter.

Alternate feed processing activities during the first quarter of fiscal 2001 consisted primarily of the receipt, sampling and analysis of the Ashland 1 and Linde materials. Revenue from process milling activities for the first quarter of fiscal 2001 was $276,257 compared to $358,051 for the first quarter of fiscal 2000, a decrease of $81,794 or 23%. The reduction was due to a decrease in volumes, as only 28,000 tons were received during the first quarter of fiscal 2001, as compared to 33,000 tons during 2000. To date over 151,000 tons have been received at the White Mesa Mill from the Ashland 1 and Linde sites. The Company receives a recycling fee as these materials are delivered. A portion of the fees are recognized as revenues to the extent costs are incurred receiving materials, the remaining recycling fees are recorded as deferred revenue until the material is processed. The costs for processing the material will also be recognized at the time of processing.

Costs of products sold for the first quarter of fiscal 2001 were $22,108 as compared to $2,765,000 for the first quarter of fiscal 2000, a decrease of $2,742,892. This reduction was due to no uranium sales during the quarter.

Process milling expenditures for the first quarter of fiscal 2001, of $182,599, increased $20,378 or 13% as compared to process milling expenditures of $162,221 for the first quarter of fiscal 2000. The increase was largely due to more severe weather conditions at the Mill. Costs incurred consist primarily of payroll and related expenses for personnel, fuel & lube, parts and supplies and contract services required to receive alternate feed materials.

Mill standby expenses were $648,326 for the three months ended December 31, 2000. These expenditures consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill in a standby mode. The Mill was on standby during the entire first quarter of fiscal 2001 as compared to the first fiscal quarter of 2000 when the conventional mill run, that began in fiscal 1999, was completed. As a result, there were no standby expenses for the three months ended December 31, 1999.

Selling, general and administrative expenses for the first quarter of fiscal 2001 were $433,297, a decrease of $531,580 or 55% as compared to the first quarter of fiscal 2000. The decrease related primarily to the Company's decision during fiscal 2000 to significantly reduce overhead costs. Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. The Company anticipates that selling, general and administrative costs for fiscal 2001 will continue at current levels.
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Net interest and other income was $341,826 for the first quarter of fiscal 2001 as compared to $194,269 for the first quarter of fiscal 2000. The increase of $147,557 is primarily the result of improved interest income from the higher cash balances available for investment, as well as a decrease in interest expense.

As a result of the foregoing, the Company recorded a net loss of $709,424 ($0.01 per share) for the three months ended December 31, 2000, as compared with a net loss of $237,485 (less than $0.01 per share) for the three months ended December 31, 1999.

At December 31, 2000, the Company had cash and cash equivalents of $12,511,335 and working capital of $5,726,759 as compared to cash and cash equivalents of $11,650,600 and working capital of $10,556,005 at September 30, 2000. The reduction in the working capital balance, when compared to 2000 fiscal year end figures is primarily due to the Company's current plans to begin processing of the Linde and Ashland 1 material in the third quarter of 2001. As a result of this plan, the deferred revenue of $4.2 million was reclassified as a current liability.

Net cash used in operating activities was $731,638 for the three months ended December 31, 2000 and consisted primarily of the loss from continuing operations of $709,424 and decreases in accounts payable and accrued liabilities of $396,759 offset by non-cash items of depreciation/amortization of $287,052.

Net cash used in investment activities was $162,875 for the three months ended December 31, 2000 and consisted primarily of increases of $144,404 to restricted marketable securities collateralizing the Company's reclamation obligations.

Net cash provided by financing activities for the three months ended December 31, 2000 totaled $1,755,248 and consisted primarily of an increase in deferred revenues of $1,759,653.

In January 2001, as a result of its strong cash position, the Company elected to cancel its $5,000,000 working capital loan agreement with Wells Fargo Bank N.A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the foregoing Financial Review and elsewhere in this Report to Shareholders represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

Risk factors that affect the Company's results and the above discussion include, but are not limited to, competition, environmental regulations, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental


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authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein

Ron F. Hochstein

President and Chief Executive Officer
February 23, 2001